Exhibit 9

Information Compendium
For the Six Months To
31 December 2002

Information Compendium – December 2002

Company contact details

Contact Mayne Investor Relations:

Cameron Fuller
Head of Investor Relations
Ph:	61 3 9868 0968
Fax:	61 3 9868 0751
cameron.fuller@maynegroup.com

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Information Compendium – December 2002

Information Compendium – December 2002

I.           GROUP INFORMATION

1.          Group Profit Statement

Profit Statement

($m)	1H02	2H02	1H03

EBIT	139.3	110.4	92.8
Net Interest Exp.	9.2	10.4	17.3
Tax Expense	35.4	40.8	41.0
Minority Interests	2.7	0.9	1.4
NPAT pre Sign. items	92.0	58.3	33.1
Amort. of Intangibles	25.9	42.2	46.1
NPAT pre Amort	117.9	100.5	79.2
NPAT continuing	70.5	32.7	41.0
NPAT discontinuing	21.4	25.6	(7.9)
NPAT pre Sign. items	92.0	58.3	33.1
Significant items	3.8	19.5	(90.8)
Reported NPAT	95.8	77.8	(57.7)

The group’s EBIT was 16% below the prior six-month period. This decline in earnings is attributable to the discontinued businesses, which contributed significantly less in 1H03 than in 2H02. As noted below, the group’s EBIT from continuing businesses increased by 27% during the past six months.

The group’s NPAT before significant items, however including discontinued businesses, was $33.1 million, 43% below the prior six-month period. NPAT was also impacted by higher net interest expense associated with increased net debt and increased amortisation of intangibles associated primarily with the acquisition of QML.

Reported NPAT attributable to shareholders including net significant items of $90.8 million was negative  $57.7 million. Significant items and earnings from discontinued businesses, which are detailed in section VI, result from the strategic changes which Mayne has undertaken in the past six months to sharpen focus on its core businesses in hospitals, health services and pharmaceuticals with a less centralised management approach.

Earnings Per Share*

Reported earnings per share (EPS), which includes significant items and discontinued businesses, was negative 7.1 cents per share. Normalised EPS, excluding significant items and discontinued businesses, increased from 8.7 cents per share in 2H02 to 10.3 cents per share. It should be noted if discontinuing businesses were included in normalised EPS in 1H03 would be 9.8 cents per share, a decrease from 11.4 cents per share in 2H02.

An unfranked interim dividend of 4.0 cents per share has been declared payable on 31 March 2003. This dividend represents a payout ratio of approximately 39% of normalised EPS. The dividend is unfranked due to lower Australian tax paid during 2002. The share buy-back program, to acquire 75 million shares, also commenced in early November 2002, and whilst progress to date has been slower than expected due to low average daily trading volumes in the stock, it is expected this program will be substantially complete by 30 June 2003.

Information Compendium – December 2002

Sales Revenue

Reported revenue of $2,850 million was achieved during the past six months, a 28% increase on the corresponding period and 3% on the past six months. Excluding discontinued businesses, there was a 43% increase in underlying revenue on the prior corresponding period and a 6% increase on the past six months. The significant increase on the prior corresponding period reflects the relatively lower contribution of the Faulding businesses, which are included for the three months – October to December 2001.

Earnings Before Interest & Tax (“EBIT”)

($m)	1H02	2H02	1H03

Products	20.2	30.8	32.4
Diagnostics	20.8	26.4	26.6
Hospitals	64.4	7.3	25.3
Health Services	4.3	11.8	12.4

Continuing Businesses	109.7	76.3	96.7
Unallocated	(6.5)	(6.4)	(5.6)
Underlying EBIT	103.2	69.9	91.1
Discont. Businesses	36.1	40.5	1.7
Reported EBIT	139.3	110.4	92.8

EBIT from continuing businesses increased by 27% during the past six months to $96.7 million. Underlying EBIT, including unallocated costs, increased by 30% during the past six months and declined 12% on the prior corresponding period. The earnings growth in the past six months was driven by the earnings improvement achieved in hospitals, as management commenced the turnaround of that business, the strong performance in products taking into account the reduced consumer products contribution, the strong diagnostics result given the first half seasonal impact on that business, as well as the solid performance of pharmacy services.

Information Compendium – December 2002

Taxation

Income tax on ordinary activities excluding tax benefit on significant items of $24.4 million, or underlying tax expense, was $41.0 million for the past six months. The underlying tax expense represents an effective tax rate of 54.3% for the past six months. This effective tax rate is relatively high, primarily due to earnings before tax declining yet goodwill amortisation marginally increasing during the period. The underlying effective tax rate excluding the impact of goodwill amortisation is around 33.7%. This is slightly higher than the current Australian corporate tax rate of 30%, due to under provisions in prior years, higher rates of tax incurred on overseas income and no future tax benefits being recognised on certain losses incurred in the past six months.

Information Compendium – December 2002

2.          Group Balance Sheet

Gross Debt & Deposits

As at 31 December 2002, gross debt was $727 million, an increase of $66 million from June 2002. Deposits  and bonds (cash and equivalents) decreased by $249 million to $217 million.

Gross debt predominantly consists of hedged US$ denominated term debt that matures in 2006. This debt has been maintained as it is attractively priced, unsecured and of reasonable tenure.

Movement in Net Debt

*	The net debt calculation in this period includes the $41 million non-current bond in relation to the financing structure of Hobart Private Hospital.

Net debt increased by $315 million to $510 million in the past six months. The average cost of funds on net debt over this period was 6.5% (excluding bailment cost re Armaguard). The increase in net debt reflects the acquisition of QML (approximately $255 million), the share buy-back (approximately $32 million) as well as capex, taxation and dividend payments offset by operating cash flows, the receipt of proceeds of approximately $57 million in relation to the sale of divested AHC hospitals and Pharmacy Services’ re-introduction of the trade debtors securitisation program (approximately $85 million).

Information Compendium – December 2002

Capital Employed

Total capital employed has increased from $3.81 billion at June 2002 to $4.02 billion at December 2002, as net debt increased by $315 million offset by a decrease of $108 million in equity.

Capital employed includes proceeds receivable on sale of logistics and hospital assets held for sale of $401.1 million and $24.6 million respectively. These amounts as well as the divested/ceased consumer businesses are included in “Other” in the chart below.

Capital employed for the Products business increased $40 million to $1.24 billion at December 2002, due to an increase in working capital and fixed assets offset by the reduction in net assets associated with the divested/ceased consumer businesses.

The Hospital business’s capital employed decreased by $79 million, reflecting the net writedowns associated with the hospital portfolio review.

Diagnostic’s capital employed increased significantly, by $273 million to $632 million, primarily as a result of the acquisition of QML.

Health Services decreased its capital employed by $150 million to $432 million as it improved its working capital position with receivables reducing by more than 25% from June 2002, although it should be noted this includes the impact of the securitisation of Pharmacy Services trade debtors.

Return on Capital Employed

Return on capital employed (ROCE) remains below the group’s overall WACC of around 9.5% when measured on both a ROIC and RONTA basis. A key focus of the Group going forward is the management and improvement of ROCE. This focus will be at both the Group level and divisional level, where individual businesses will be measured against their appropriate WACC return as part of the continual assessment of the portfolio of health assets managed by the business.

Information Compendium – December 2002

Gearing

Gearing (measured as net debt as a percentage of net debt plus equity) has increased from 5.1% at 30 June 2002 to 12.7% at 31 December 2002. The gearing level at 31 December 2002 takes into account the acquisition of QML and the commencement of the share buy-back program, however it excludes the majority of the proceeds arising from the sale of logistics that were received in early February 2003. Following the receipt of the logistics proceeds and the share buy-back program, which is expected substantially completed by 30 June 2003, the Company’s gearing is expected to decline to around 8%.

Shares On Issue

(m)

Opening	809.8
Dividend Reinvestment Plan	4.0
Option Exercise	0.01
Share Buy-back	(10.5)
Closing	803.3

The number of shares outstanding decreased by around 6.5 million during the past six months as the buy-back  program commenced in early November was offset by the issue of shares under the dividend reinvestment plan. The number of options on issue at 31 December 2002 was 6.15 million, although only 134,000 options were issued during the past six months. The weighted average number of fully paid ordinary shares for the past six months was 810.4 million. At the completion of the buy-back program, which is expected to be substantially complete by 30 June 2002, the number of shares outstanding should reduce to around 739 million.

Substantial Shareholders (at February 2003)

	Shares (m)	% of Issued Capital

Maple-Brown Abbott	89.0	10.93%
Franklin Resources /Templeton	65.1	8.09%
National Australia Bank Ltd Group	44.4	5.54%

Three substantial shareholders hold approximately 25% of issued capital. Maple-Brown Abbott and Templeton, who both have been substantial shareholders in Mayne for several years, further increased their holding in the past six months. National Australia Bank Ltd Group (NAB) became a substantial shareholder in January 2003. It should be noted NAB’s substantial shareholder notice has been lodged primarily on behalf of its subsidiary MLC which is a fund of funds.

Information Compendium – December 2002

3.          Group Cash Flow

Underlying Cashflow

($m)

EBITDA	204.6
Working Capital Movement	(71.3)

133.3

Receipts	3,002.9
Payments	(2,881.4)
Gross Operating Cash Flow	121.5
Significant items in operating cash flow not in EBITDA	8.7

Normalised Operating Cash Flow	130.2
Income Taxes Paid	(35.6)
Capital Expenditure	(102.7)
Asset Disposals	11.6

Free Cashflow	3.5
Net Interest Paid	(16.8)
Dividends Paid	(52.0)

Net Cashflow	(65.3)

The correlation between earnings, adjusted for normalised operating movements in working capital, and cash flow has been strong for the past six months, with cash flow being above adjusted earnings. Operating cash flow, normalised to exclude significant items not in earnings, was $130.2 million from which income tax and net capital expenditures were paid to provide a free cash flow of $3.5 million for the period. It should be noted, as per the reconciliation below, working capital movements have been normalised to adjust for businesses acquired/divested and non-operating movements such as increased non-cash provisions and dividends payable.

Working Capital Movement Reconciliation

Sources / (Uses) Cash	($m)

Trade Debtors	(34.8)
Other Debtors (inc. GST receivables)	(97.8)
Inventory	(25.7)
Prepayments	(14.9)
Trade Creditors	72.4
Other Creditors (inc. GST payables)	41.8
Provisions	(12.3)

(71.3)

Receivables Movement per 4B	128.7
Less Debtors securitisation	(85.0)
Less Other net non-op. receivables (1)	(176.3)

(132.6)

Trade Debtors Movement	(34.8)
Other Debtors Movement	(97.8)

(132.6)

Inventories Movement per 4B	(14.3)
Less net invent. acq/div.	(11.4)

(25.7)

Prepayments Movement per 4B	(9.9)
Less net prepay. acq./div.	(5.0)

(14.9)

Payables Movement per 4B	113.7
Less net non-op. payables (2)	0.5

114.2

Trade Creditors Movement	72.4
Other Creditors Movement	41.8

114.2

Provisions Movement per 4B	(87.5)
Less net non-op. prov. (3)	75.2

(12.3)

(1)	Relates to net receivables acquired/divested and proceeds re: AHC divested hospitals.
(2)	Relates to net payables acquired/divested and increase in impairment provisions of approximately $90.1 million related to Hospitals and Group IT assets.
(3)	Relates to net provisions acquired/divested and non-operating dividend provisions etc.

Information Compendium – December 2002

Capital Expenditure

Gross capital expenditure (capex), at $102.7 million, was $9.0 million below D&A. Net capital expenditure, after proceeds from sale of property, plant and equipment, was $91.1 million.

The capex for pharmaceuticals includes the purchase of land adjacent to Mulgrave, acquired to allow for future capacity expansion at that site. Diagnostic’s capex includes the acquisition of higher modality equipment in the imaging business and some medical equipment in the pathology business. A number of capex initiatives were undertaken in the hospitals business, including new theatre and day surgery units at hospitals such as Port Macquarie and Hillcrest, and a new rehabilitation unit at Gosford. Health Services incurred some further capex re the Orion IT system, however, that is now substantially complete and some integration capex in relation to the consolidation of medical centres. Capex in relation to discontinuing businesses primarily related to logistics included modification of Armaguard vehicles, IT upgrades to the contract business’ warehouses, completing the parcel management system in Canada and materials handling system in the Australian express business. Capex in relation to “Other” includes computer hardware upgrades and the implementation of a new workers compensation claims management system.

Other Assets / Liabilities

($m)	1H02	2H02	1H03

Assets Held for Sale	49.7	—	24.6
Sale Proceeds Receivable	—	—	401.1
Intangibles	1,709.4	1,707.8	1,858.8
Investments	9.6	8.3	8.8
FITB	141.8	232.1	206.2
Currency Swap Principal	87.1	60.0	60.1
Provision for Taxation	32.7	10.0	15.4
Deferred Taxation	71.9	71.2	63.1

The increase in sale proceeds receivable and assets held for sale represents the logistics business and the six hospitals divested to Healthscope (HSP) respectively. The sale of the Canadian express and Australasian non-express logistics business was settled in early February 2003. The sale of the six hospitals sold to HSP is expected to complete during the course of 2H03. The increase in intangibles predominantly represents the acquisition of QML offset by a reduction in intangibles as a result of the sale of logistics.

Information Compendium – December 2002

II.          PRODUCTS

1.           Pharmaceuticals

Revenue Growth

Revenue for the Pharmaceuticals business continued to grow in line with management’s expectations, albeit with relatively flat growth in the past six months and growth of 11.0% on the prior corresponding period. All regions performed strongly during the past six months. Revenue from the Americas was down 15% on 2H02, however that period included the benefits of the pamidronate pipeline fill following its US launch in April 2002. The pamidronate product continues to command good market share in both the US and Canadian markets notwithstanding the normal price attrition that has occurred as the generic market for that product continues to expand. Further products including calcitriol, piperacillin and famotidine were launched in the US and Canada during the past six months, albeit these products were of a relatively smaller market size. Product sales continue to grow in Latin America, however, currency devaluation has had a significant impact on reported earnings from that region.

Revenue growth rebounded in the EMEA by 12%, driven by double digit growth in the UK market following a re-focus on that key market by its new management team. The business’s presence in continental Europe strengthened over the past six months. Italy and Germany will be further strengthened through the launch of pamidronate into these markets in early calendar 2003. The Middle East region continued to suffer poor trading conditions during this period as the business experienced difficulty in obtaining appropriate credit arrangements, which are now in place, with customers.

Growth in the Asia Pacific region was at 5.1% in the past six months. Revenues from this region include injectable contract manufacturing at the Mulgrave site, oral export sales for products such as Doryx produced at the Salisbury site, ethical category development (“ECD”) sales such as GenRx, as well as injectable and oral pharmaceutical sales throughout Asia Pacific. In addition to the continued solid performance in contract manufacturing and oral sales, sales in this region grew as a result of management taking advantage of in-licensing opportunities as well as a significant increase in the sales of hospital injectable oncology products as a result of a key local competitor facing manufacturing issues. It should be noted, that contract manufacturing sales are, however, likely to be lower in the second half as Abbott has notified the business of its intention to bring its future manufacture of paclitaxel in-house.

Information Compendium – December 2002

Operating Performance

($m)	1H02*	2H02	1H03

Revenue	108.6	224.2	224.4
EBITDA	27.9	50.8	53.0
D&A	11.3	23.2	24.6
EBIT	16.6	27.6	28.4

*	For three months to 31 December 2001 and adjusted to reflect the reclassification of pharmaceuticals manufacturing at Salisbury and ECD to the Pharma business.

The Pharmaceuticals business achieved a strong earnings result in the past six months at both the EBITDA and EBIT levels. This earnings result has been achieved without major product launches in the past six months, and reflects the strength of the existing product portfolio across the global regions in which the business operates.

EBITA Margin

*	For three months to 31 December 2001 and adjusted to reflect the reclassification of pharmaceuticals manufacturing at Salisbury and ECD to the Pharma business.

The earnings margin, before the impact of goodwill amortisation, increased marginally in the past six months remaining very robust at 21.0% for the period. The slight improvement in margin despite no major product launches in the past six months can be attributed to the strong performance of the EMEA and to a lesser extent the Asia Pacific region. In the EMEA the focus on increasing the product mix towards higher margin products, such as pamidronate and caroplatin which are sold in the UK, has had a positive impact on the business. Offsetting the increased margins from these two regions was a decline in the Americas due to the impact of pricing pressure on pamidronate in the US market and the currency devaluation experienced in the Latin American market.

It should be noted, the 1H02 period of only three months was particularly strong as it included an abnormally high amount of Doryx sales which increased significantly following September 11 as this molecule has a use in combating anthrax.

A planned shutdown was experienced at the Mulgrave site during December to carry out works to strengthen compliance with current Good Manufacturing Practice as per FDA requirements. Note some of these works and associated downtime continued into January. The cost impact of ensuring compliance has not been significant relative to the business’s overall earnings and is considered an ordinary cost of doing business. Mayne is strongly committed to sustainable compliance with current Good Manufacturing practice and recently established a Global Quality Unit and was able to address the FDA’s concerns outlined in their November 2002 warning letter in a little over two months.

Information Compendium – December 2002

Return on Capital Employed

ROCE achieved for the Pharmaceuticals business was 7.1% on a ROIC basis, which is includes the goodwill arising from the Faulding acquisition, and 21.8% on a RONTA basis. As noted in the last result, land adjacent to the Mulgrave site has been acquired to provide capacity expansion over the next few years. Planning for this expansion is progressing well and obviously a key consideration in this analysis is the impact on ROCE measures.

Research & Development

Research and Development expenditure, which includes the cost of regulatory affairs, has remained slightly in excess of 10% of total pharmaceutical sales in 1H03.

New Product Approvals

	Jun-01 (12 mths)	Jun-02 (12 mths)	Dec-02 (6 mths)

Americas	3	7	4	*
EMEA	7	5	1
Asia Pacific	4	8	6

	14	20	11

*  Represents two approvals in each of the US and Canada

The Pharmaceuticals business continued to approve new products in the past six months across each of its regions. These new product approvals had a local brand market value of around US$609 million. The major approval, which was noted in the pipeline information in the last compendium, was for paclitaxel in the EMEA, with a local brand market value of around US$248 million. The rollout of paclitaxel to key countries in the EMEA is expected to commence during late 2004. The other major approval, which was also noted in the previous pipeline information provided, was for amiodarone in the US, with a local brand market value of around US$288 million. However, it is noted the generic market for this molecule in the US has as expected been highly competitive. Other relatively smaller local brand value products were approved in the US, Canada and Australia with a collective local brand market value of around US$73 million.

Information Compendium – December 2002

Product Pipeline

		Number		Local Market Value (US$m)

Pending Approval
•	Americas	5	*	788
•	EMEA	2		299
•	Asia Pacific	4		39

		11		1,126
Under Development (for Filing by Jun 2004)		20		2,077
		31		3,203

*  Represents three and two approvals pending in the US and Canada respectively.

The product pipeline to June 2004 includes 11 new approvals from products already submitted to regulatory authorities, with a local brand market value of over US$1.1 billion. Key product approvals pending include carboplatin in the US, which has a patent due to expire in April 2004 and a local brand market value of around US$479 million. Also included in products pending approval is fluconazole in the US, with a local brand market value of around US$274 million. This product was recently acquired from Baxter and its launch is scheduled for early 2004. Fluconazole is also expected to receive approval in the EMEA, although in this region the product will be in-licensed. Another key product for the EMEA is irinotecan, with a local brand market value of around US$113 million. This will be the first approval of this molecule for Mayne, with the EMEA roll-out to occur over the course of this decade, with the major market approvals scheduled for towards the end of the decade, along with a global roll-out where the brand market value is significantly higher.

In relation to new products under development, it is estimated there will be 20 submissions across key regions in the period to June 2004. The local brand market value of the new products planned to be submitted in this period is over US$2 billion. These products include propofol in the US, with a local brand market value of around US$424 million. This product was also recently acquired from Baxter and is significant in that the market is patent-protected with only two current suppliers in the US. A range of other hospital injectable products make up these pipeline numbers, however, commerical-in-confidence reasons preclude detailing further specifics. It should also be noted that this pipeline information does not include in-licensing and acquisition opportunities which have traditionally made a significant contribution to the product portfolio.

Information Compendium – December 2002

2.           Consumer Health Products

Revenue Growth

Total ($m)	105.3	111.8	108.7

*	For comparison purposes 1H02 numbers have been presented based on Faulding management accounts for the period Jul-Sept. 2001 and statutory numbers for the period Oct-Dec.2001.

Sales for Consumer Health Products, excluding the discontinued personal wash and international sunscreens businesses, grew by 9.3% on the prior corresponding period and by 8.8% on 2H02. The continuing businesses, which include nutraceuticals, over the counter (OTC) products, contract manufacturing and domestic suncare, all performed strongly. The domestic suncare business was impacted by the loss of the Banana Boat®1 licence during 2H02. Excluding the full period sales of Banana Boat®1 in 1H02, sales for continuing businesses would have been up 18.2% in 1H03 on the prior corresponding period. Whilst Sea & Ski™ has had a reasonably successful launch in Australia during the past six months, notably being chosen as one of only three Woolworths sunscreen products, its sales are still relatively low.

Apart from general market growth, the increased revenue in the past six months can be specifically attributed to increased Cenovis® sales, increased Nutriplan® sales and the impact of October – December being the summer selling season for domestic suncare products. In relation to discontinued businesses, it should be noted that 2H02 was the US summer selling season for sunscreen product hence the relatively high sales in that period.

1 Banana Boat is a registered trademark of Sun Pharmaceuticals Inc.

Information Compendium – December 2002

Relative Revenue Contribution

As can be noted from this graph, the nutraceuticals business represents around three quarters of the overall continuing Consumer Health Products business. The relative revenue percentage in contribution for nutraceuticals and for OTC/contract has increased relative to domestic suncare over the prior corresponding period. The lower contribution for domestic suncare reflects the loss of Banana Boat®1 while the slight rebound in 1H03 reflects the introduction of Sea & Ski™. In absolute dollar terms, both nutraceuticals and OTC/contract have increased revenue contributions by 10.3% and 17.3% respectively in 1H03 on the prior corresponding period.

Growth continues in the nutraceuticals (dietary supplements) market, with Aztec Information Services estimating the overall market grew by 8.5% for the 12 months to December 2002. Mayne maintained its number one overall market share, which is more than twice that of its nearest competitor. Mayne’s nutraceutical products are number one in grocery, through Cenovis®, and in pharmacy, through Natures Own™.

1 Banana Boat is a registered trademark of Sun Pharmaceuticals Inc.

Information Compendium – December 2002

Operating Performance

($m)	1H02*	2H02	1H03**

Revenue	55.4	111.8	92.9
EBITDA	8.2	8.8	8.8
D&A	2.7	3.4	4.8
EBIT	5.5	5.4	4.0

*  For three months to 31 December 2001.

** Excludes discontinued businesses.

The operating performance for the past six months for the continuing consumer health products business has been poor. Whilst sales and gross margin have grown, particularly excluding suncare, the earnings have not increased accordingly and, as noted below, the margin has remained suppressed. D&A increased in the past six months, reflecting a full period’s depreciation on the Virginia plant which finished being commissioned during 2H02.

EBITA Margin

The earnings margin for consumer health products remained suppressed in the past six months, notwithstanding that the prior periods include discontinued businesses. The poor earnings margin is a result of:

•	a full period impact of the loss of the Banana Boat®[1] licence;
•	the launch costs associated with Ski & Sea™ in the Australian market, noting that under Mayne accounting policy such costs are not capitalised;
•	the Nutriplan® product being in launch phase, with heavy TV advertising in the past six months; and
•	the slower than expected implementation of a number of identified production and assembly line initiatives at the Virginia manufacturing site.

Following the restructure of the consumer health products business, with the divestment of personal wash and the cessation of international sunscreens, the focus of this business going forward will be growth in revenue and market share performance combined with the extraction of cost benefits from the recent investment in the Virginia site.

1  Banana Boat is a registered trademark of Sun Pharmaceuticals Inc.

Information Compendium – December 2002

Return on Capital Employed

(1)

Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2)

Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

*	Excludes discontinued businesses.

ROCE has declined, period on period, on both a ROIC and RONTA basis for the consumer business. This decline reflects the poor earnings performance of the business in the last two six-month periods.

Information Compendium – December 2002

III.        DIAGNOSTICS

1.           Pathology

Number of Episodes

*  For the period Oct-Dec 2002

Total episodes increased by 33.7% in the past six months on the prior corresponding period. Excluding the impact of the QML acquisition, total episodes increased 4.9% on the prior corresponding period. This compares favourably with total market growth for patient episode initiations (PEIs), which exclude private tests undertaken in public hospitals, of 3.3% per HIC data, indicating Mayne has grown market share. In terms of the number of services, this has grown 7.1% (ex-QML) on the prior corresponding period, compared to market growth of 5.1% per HIC data, which substantiates market share gains.

Episodes have grown in all States, continuing to be very strong in Victoria and WA. The growth experienced in NSW in the June 2002 quarter has continued, with the business delivering three consecutive quarters of growth, highlighting the positive turnaround this business is achieving. Whilst the episode growth 1H03 on 2H02 has been marginal in NSW, growth has been achieved in what is seasonally the poorer half for the business and in a relatively softer market for that State.

Revenue Per Episode

Revenue per episode increased around 4.1%, which is primarily the impact of QML which has a significantly higher revenue per episode than Mayne’s pathology other businesses. QML’s higher revenue per episode is largely attributable to its mix of episodes including a relative high proportion of histology testing. Excluding QML, revenue per episode remained relatively flat at $49- indicative of there having been no cut in the Medicare schedule fees since July 2001. The trend towards bulk billing continued with bulk billed revenue increasing from 70.4% of total revenues in FY02 to 71.3% in 1H03. This increase in bulk bill revenue was offset by an increase in commercial billings, particularly in NSW.

Information Compendium – December 2002

Episodes Per Workhour

Episodes per workhour fell to 1.09, however, rose to 1.17 excluding QML. QML’s historic levels of episodes per workhour have been significantly below that of Mayne’s overall pathology business.

The continued rise in episodes per workhour from 1.05 in 1H01 and 1.12 in 1H02 to 1.17 in 1H03 reflects continued productivity improvements across the business. Service levels in NSW are now at best practice levels, with optimum turnaround times being achieved for cytology tests (i.e. pap smears).

Revenue Growth

Revenue, excluding QML, increased by 5.4% on the prior corresponding period and by 2.6% on the past six months. The growth in revenue reflects the strong episode growth combined with a marginal increase in revenue per episode. The QML acquisition, which was effective from the second fiscal quarter of FY03, has contributed significantly to total revenues, the full impact of which will be included in the next half result.

Information Compendium – December 2002

Operating Performance

($m)	1H02	2H02	1H03

Revenue	123.0	126.3	171.1
EBITDA	18.4	21.9	25.6
D&A	4.6	5.2	8.7
EBIT	13.7	16.7	16.9

EBIT was $3.2 million above the prior corresponding period and marginally above 2H02. EBITDA has continued to improve period on period. D&A increased in 1H03, which was largely driven by an increase in amortisation as a result of the QML acquisition.

The marginal increase in EBIT in 1H03 on 2H02, notwithstanding the inclusion of QML for three months, reflects:

•	the three months for which QML is included being the poorest months of earnings contribution for the year, with December being a breakeven month; and
•	the traditional seasonal impacts of the overall poorer first half of the year versus the second half of the year.

The acquisition of QML and its integration continue to be successful and ahead of plan. Whilst some planned costs have been incurred as part of the integration there has been no significant revenue loss from the customer base. The full incremental earnings benefit arising from QML will be impacted in the results going forward.

EBITA Margin

*  Adjustment has been made to reflect an allocation discrepancy between depreciation and amortisation in this period

The earnings margin for the pathology business declined in the past six months as a result of:

•	the historic earnings margin of QML being lower than that achieved for the pre-existing Mayne businesses;
•	the cost impact of increased test coning which impacts labour productivity and increases consumables cost without compensation;
•	the decline in private billing levels versus bulk billing; and
•	increased medical indemnity insurance costs incurred by the business.

On a State basis, the earnings margins continue to be strong, at similar levels to the prior corresponding period although not quite as high as for the seasonally better second half. The continued successful integration of QML is expected to contribute positively to margins going forward.

Information Compendium – December 2002

Return on Capital Employed

*	QML earnings contribution has been annualised.
(1)

Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2)

Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROCE achieved in the pathology business continues to exceed WACC, on both a ROIC and RONTA measure, notwithstanding the inclusion of QML which has been annualised for 1H03. ROIC has increased on the corresponding period last year, and the QML acquisition is expected to contribute positively to shareholder value over time.

Information Compendium – December 2002

2.           Diagnostic Imaging

Number Of Examinations

The number of examinations performed by the Diagnostic Imaging business grew by 11% in the past six months and by 17.1% on the prior corresponding period. Excluding the impact of the Port Macquarie Medical Imaging practice and other smaller acquisitions completed during 2002, underlying examinations grew by 6.3% on the prior corresponding period and 5.2% in the past six months. This underlying growth rate of 6.3% compares favourably to the overall market growth rate of 5.0% for services for the same comparable period, according to HIC data.

Revenue Per Examination

*  Revenue used for this calculation relates to patient billings only.

Revenue per examination increased to $113.10 in the past six months, reflecting the continued increased mix and utilisation of higher end modality or equipment within the business. This increase in revenue per examination has been achieved despite a 5% fee cut for CT examinations during the prior corresponding period. It should be noted that the current Diagnostic Imaging Agreement between Government and providers expires in June 2003, with the expectation that the total government outlays under the five-year agreement are likely be at or below targeted expenditure. Mayne in association with the Australian Diagnostic Imaging Association has been closely liasing with Government regarding the establishment of a new agreement, expected to be effective from June 2003 onwards.

Examinations Per Work-hour

Examinations per work-hour for non-radiologists increased by 7% to 1.05 during the past six months. This increase in productivity is attributed to the increased level of higher-end equipment used and the productivity improvements arising from the recent EBA negotiated in Victoria, as noted in the previous compendium. Productivity per examination and per equipment item will continue to be a key management focus going forward.

Information Compendium – December 2002

Revenue Growth

Underlying Diagnostic imaging revenue (that is, excluding the impact of acquisitions) has increased 7.9% in the past six months and by 6.9% on the prior corresponding period. This growth is a function of the strong growth in examinations combined with the improved revenue per examination rate as a result of increasing modality. This growth also compares favourably to the overall market growth rate of 5.3%, as measured by HIC data on total outlays. The revenue contribution from acquisitions completed in 2002 was almost 10% of total revenues in 1H03. Revenues should further improve in 2H03 with the contribution of the Pacific Healthcare radiology sites commencing from mid-February 2003, as well as continued organic growth and internal development opportunities.

Operating Performance

($m)	1H02	2H02	1H03

Revenue	76.5	83.1	90.1
EBITDA	14.4	18.0	18.1
D&A	7.3	8.3	8.4
EBIT	7.1	9.7	9.7

Earnings for Diagnostic Imaging were in line with 2H02 and significantly higher than the prior corresponding period. The relatively flat earnings in the past six months reflected a rise in salaries and wages as the impact of the new Victorian EBA took effect, as well as increased medical indemnity insurance costs being incurred by the business.

EBITA Margin

The EBITA margin of 13.2% was higher than the prior corresponding period and above the average FY02 margin of 12.9%. Whilst the margin declined in the past six months as a result of the flat earnings in this period, management is confident the business will benefit from its strong revenue growth, improved productivity level and the further realisation of benefits arising from recent acquisitions.

Information Compendium – December 2002

Return on Capital Employed

(1)

Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2)

Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROCE for Diagnostic Imaging declined in the past six months reflecting the flat earnings performance of the business. Recent acquisitions completed are expected to contribute positively to shareholder value over time as they are integrated into the business.

Information Compendium – December 2002

IV.          HOSPITALS

Number Of Admissions

Hospital admissions, excluding the contribution of divested hospitals, increased 2.6% in the past six months and declined 1.2% on the prior corresponding period. This has been achieved in what is understood to be a relatively flat or declined industry volume level, according to PHIAC data, following the strong surge experienced in the six months to December 2001. The latest December quarter PHIAC data indicates Mayne has experienced a slight increase in its market share on both a year on year and quarter on quarter basis overall, and particularly in the higher acuity type services. The total number of persons covered by private health cover grew by 8,000 in the December quarter to be at 44.0% of the population. Importantly for Mayne, which operates a high acuity level of services, the growth in new members aged over 55 years was over 26,500.

Growth in volume has been driven by higher acuity services such as orthopaedics and cardiology, with volume decline experienced in day surgery and obstetrics and gynaecology, the latter as a result of rising medical indemnity costs.

Clear evidence exists, from the volume increase achieved, that the new management team has been successful in rebuilding relationships with the doctors and in attracting volume back into the hospitals. The top 100 revenue-generating doctors have increased their revenue contribution to Mayne by 13% on the prior corresponding period. New doctors have contributed a greater amount of revenue than doctors who left during the prior corresponding period. The less centralised management structure, with 41 hospital directors along with other key local management being redeployed to individual sites, has greatly assisted the restoration of relationships with the doctors.

Average Length of Stay (days)

Average length of stay (ALOS) increased to 3.07 days during the period. This can primarily be attributed to a change in the mix of services: an increase in the level of high acuity services combined with reduced day surgery volumes. Mayne’s cost weight, which is a measure of acuity, increased during the period by a greater extent than the increase in ALOS, indicating on a relative basis taking into account acuity levels Mayne’s ALOS slightly declined. The management of ALOS will continue to be a key focus of the hospital management team.

Information Compendium – December 2002

Occupancy *

*  Excludes the impact of divested hospitals in all periods. Note, continuing bed numbers are 5,415.

Occupancy for the continuing hospitals rebounded to 76.9%, higher than the past six months and slightly higher than the 76.8% achieved in the prior corresponding period. Including the six hospitals divested to Healthscope, the occupancy achieved in 1H03 was 75.6%, which highlights the lower occupancy levels of those hospitals divested. The improvement in occupancy is a function of management’s ability to attract volume back into the hospitals as well as the higher ALOS.

Net Revenue Per Admission*

*  Excludes Prostheses Revenue and Other Income.

Net revenue per admission increased by 5.5% during the period and by 8.5% on the prior corresponding period. This increase reflects the higher acuity mix experienced during the period and the positive impact of the health fund contracts negotiated in 1H02. As noted above, the higher acuity mix has, however, corresponded with a higher ALOS in the past six months.

Further increases will be sought from the health funds going forward, as the hospital business requires recompense for the impact of out of the ordinary increases in nursing costs, as experienced in NSW and continued rises in medical indemnity costs.

Information Compendium – December 2002

Labour Cost Per Work-hour

Average labour cost per work-hour decreased by 4.5% in the past six months. Whilst total work-hours increased 3% reflecting the higher admissions, labour costs declined 1.7%. This improvement stems from the new management team’s focus on work-hour management through its coaching teams and new reporting tools, including the daily analysis of patient days and work-hours by hospital department. The agency nursing strategy, introduced in Victoria in the past six months, is proving successful, with agency costs decreasing from 8.6% of total labour costs in 2H02 to 7.6% in 1H03. This has been achieved through a combination of decreased labour rate per work-hour and management of agency work-hours. The agency nurse strategy and, specifically, the arrangement with the national nursing agency has been fully rolled out in Victoria with the roll-out to other States having commenced in February 2003.

The hospitals business continued to be successful in attracting permanent nursing staff, with a net positive movement in nurses employed across all States of 148, during the past six months. The ability to attract nurses is indicative of the success of the programs and staff development focus introduced into the business. The whole of business approach to health and safety has also led to a two-thirds reduction in lost time injuries across the group in the past six months.

The labour market for nursing staff does, however, remain highly competitive as indicated by the unexpected, additional increase awarded to nurses in the NSW public system. Mayne has agreed to an 8% wage increase for its NSW nurses from 1 March 2003, with discussions ongoing in relation to further rises in the future. This is obviously expected to increase the pressure on the labour cost per work-hour going forward and, accordingly, is one of the key reasons additional increases will be sought from the health funds.

Revenue Growth

*	Prior period revenue has been adjusted to include net prostheses handling fee revenue (total prostheses revenue less prostheses cost) to reflect the regulatory change to prosthetic funding.

Revenue for 1H03 of $601.3 million, excluding divested hospitals, was 1.7% above the prior corresponding period and 2.5% above the past six months. The increase in revenue is a function of the movement in admissions combined with continued increases in revenue per admission. It should be noted, prior period revenue has been adjusted to include net prostheses revenue, however this has had an immaterial impact on revenue movement over the past three periods, with the regulatory change to the margin having taken effect from 1 July 2001.

The underlying revenue growth includes the contribution from the Indonesian hospitals which, while representing less than 5% of total hospital revenue, continue to grow strongly.

Operating Performance

($m)	1H02	2H02	1H03

Revenue	724.7	672.0	652.6
EBITDA	98.4	40.7	58.5
D&A	34.0	33.4	33.2
EBIT	64.4	7.3	25.3

The earnings of the hospitals business increased in the past six months at both the EBITDA and EBIT level, albeit from a low base. The earnings level is, however, well below the prior corresponding period notwithstanding that result included the contribution of the four profitable AHC hospitals that the ACCC required Mayne to divest. It should also be noted that the contribution of the six negative cashflow hospitals sold to Healthscope is included in each of the prior periods, although impairment provisions had been released against some of the hospitals in that group which had largely neutralised their negative EBIT contribution. D&A fell during the past six months, reflecting lower depreciation as a result of redundant centralised IT software and other assets being written off as a result of the move to a less centralised structure.

Information Compendium – December 2002

EBITA Margin

*  prior periods adjusted to include net prostheses revenue

The improvement in the EBITA margin in 1H03 can be attributed to the ability to attract volume back to the hospitals combined with the focus on the labour cost per work-hour and a reduction in the hospital division’s corporate costs. Supply costs have now stabilised, however, this remains an area of ongoing management focus.

The turnaround strategy implemented by the new Hospitals management team is clearly showing signs of success and should continue to provide progressive improvement on an annual basis going forward, taking into account that the second fiscal half is traditionally the seasonally poorer half of the year. However, further effort is required to continue this turnaround and to offset industry-wide pressures. In particular, pressures facing the business include the rising cost of nursing labour, continued medical indemnity insurance cost rises, and the need to be recompensed - without too great an adjustment lag period - by either the health fund and/or government for such extraordinary cost rises.

For example, medical insurance costs rose threefold in the past six months, representing a direct impact of more than 1% on the EBITA margin in 1H03 compared to 2H02. In the past six months other hospital operators have experienced similar or greater increases and it is understood the insurance costs for new policies  taken out by operators continue to rise. The APHA has put a case to government for recompense to be provided to the operators either directly from the government, the health funds or, as a last resort, through out-of-pocket charges.

Return on Capital Employed

(1)

Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2)

Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROCE also improved in the past six months on both a ROIC and RONTA basis. During the past six months a number of both maintenance and development capital expenditures were made. These included new theatre and day surgery units at hospitals such as Port Macquarie and Hillcrest, and a new rehabilition unit at North Gosford. Such projects have been undertaken with consideration to their future contribution to improving Hospitals ROCE. The sale of the six hospitals divested to Healthscope should also improve the ROCE of the hospitals division.

Information Compendium – December 2002

V.           HEALTH SERVICES

1.           Pharmacy Services

Revenue Growth

*	For comparison purposes 1H02 numbers have been presented based upon Faulding management accounts for the period July-Sept. 2001 and statutory numbers for the period Oct.-Dec. 2001.

Pharmacy Services revenue grew 8.4% in the past six months and was 2.3% higher than the prior corresponding period. The movement in revenue is consistent with the movement in PBS outlays. For the past six months and on the prior corresponding period, PBS services grew by 8.9% and 4.7% respectively, according to HIC data. Mayne’s market share for wholesale sales to retail pharmacy, as per IMS data, declined marginally by around 50 basis points in the year ended December 2002. This marginal decline in market share has resulted from intensified competition in the wholesale market following the ACCC’s rejection of API and Sigma’s merger plan and the continued growth of shortline wholesalers.

Relative Sales Contribution

The relative sales contribution of hospital services has continued to increase over the past three periods, reflecting the increased volumes being supplied to Mayne hospitals since the acquisition of Faulding during 1H02. Whilst the sales contribution of dental and retail services is low, the gross margin contribution, particularly for retail services, is significantly higher than that of the pure distribution services businesses and both are growing in absolute dollar terms.

Operating Performance

($m)	1H02*	2H02	1H03

Revenue	487.7	918.6	995.4
EBITDA	10.5	24.0	24.3
D&A	4.3	10.7	10.0
EBIT	6.2	13.3	14.3

*	For three months to 31 December 2001 and adjusted to reflect the reclassification of pharmaceuticals manufacturing at Salisbury and ECD to the Pharma business.

The Pharmacy Services business performed solidly in the past six months notwithstanding increased competitive market pressures. Earnings increased at both the EBITDA and EBIT level, reflecting the stronger sales growth experienced by the business combined with its ability to hold margin.

Information Compendium – December 2002

EBITA Margin

*	For three months to 31 December 2001 and adjusted to reflect the reclassification of pharmaceuticals manufacturing at Salisbury and ECD to the Pharma business.

The EBITA margin continued to improve during the past six months. This is considered a strong achievement in light of increased competitive pressures and the marginal market share decline experienced by Mayne in the past six months. Whilst management is focused on customer retention at a profitable margin and on the right trading terms, the continued competitive pressures on industry margins from the other wholesalers as well as the shortline distributors is expected to place continued pressure on Mayne’s margins. Management will continue to focus on the retention of profitable customers and the control of labour costs. The new core IT platform, Orion, is expected to be completed by June 2003, providing a key tool for management in the future.

Return on Capital Employed

(1)

Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2)

Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (Excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROCE for Pharmacy Services has continued to improve period on period, reflecting increased earnings contribution and the improvement in net working capital. The continued focus on reducing the net working capital employed by the business will remain a key priority for management. It should be noted receivables for this business reduced 25% in the past six months primarily as a result of the re-introduction of the securitisation program.

Banner Group Membership

	Dec-01	Jun-02	Dec-03

Terry White Chemists®	98	101	107
Chem mart®	242	236	228
HealthSense®	97	93	85
The Medicine Shoppe®[1]	8	9	9
	445	439	429

Synergy (unbranded)	132	135	130

	577	574	559

1 The Medicine Shoppe® is a registered trademark of Medicine Shoppe Internation used under licence.

Total banner memberships declined marginally in the past six months, however, increased for the flagship Terry White Chemists® group. The launch of a new series of pharmacy value propositions during the past six months has been well received by pharmacists. Mayne sees the pharmacist as an integral part of the health service offering provided to a patient. Accordingly, Mayne has structured its tiered offering to pharmacists to leverage Mayne’s other health services such as diagnostics, to support the pharmacist in his or her fulfilment of that integral role. This service offering combined with other initiatives, such as the commitment to reward branded pharmacies and the roll-out of IT capability, provides Mayne with a strong platform to continue its industry leadership.

Information Compendium – December 2002

2.           Medical Centres

Number Of Sites

	Number	GPs

Victoria	11	94
New South Wales / ACT	21	191
Queensland	11	119
Western Australia	16	126

	59	530

The number of medical centres owned by Mayne has increased marginally to 59 with patients serviced by 530 GPs, as at the end of January. Whilst the business may continue to acquire selected practices, dependent upon geographic fit, there are currently no further site acquisitions targeted. As the expansion of this business has slowed, the focus is on establishing a profitable business model on a stand-alone basis. The individual medical centres have preserved their local practice names as that is what has equity in the community.

Revenue Growth

Revenue growth has also marginally increased on 2H02 after rapid growth over 2001 and early 2002, in-line with the new contribution of practices acquired during this time. The growth in revenue in the past six months was 8% and over the prior corresponding period was 68%. This growth in revenue for the past six months was lower than expected by management. The slower revenue growth can be attributed to the impact of lower bulk billing levels across the industry and the loss of some GPs to another corporatised competitor which has attracted GPs with lucrative sign-on bonuses.

Operating Performance

($m)	1H02	2H02	1H03

Revenue	12.8	20.0	21.5
EBITDA	-1.1	0.8	0.3
D&A	0.8	2.3	2.2
EBIT	-1.9	-1.5	-1.9

The earnings performance of the Medical Centres business deteriorated in the past six months. This deterioration in earnings at both the EBITDA and EBIT level is a result of slower revenue generation, as noted above, and the impact of further consolidation and integration costs. Whilst at an individual site level there are a number of practices earning an acceptable margin, particularly in regions such as WA, the competition for GPs in the more competitive regions such as NSW is, however, impeding the overall performance of the business. As noted above, the focus for the management of this business is to improve the business model to withstand these competitive challenges and to ensure it moves to profitability on a stand-alone basis that is, without adding the benefit of diagnostic referrals and other flow on benefits to Mayne arising from the strategic positioning of the centres.

Information Compendium – December 2002

IV.          SIGNIFICANT ITEMS AND DISCONTINUING BUSINESSES

Significant Items

	Gross ($m)	Tax ($m)	Net ($m)

Net Profit on sale of logistics
• Profit on sale less transaction costs	51.0	(11.3)	39.7
• Write-down of Onelink investment	(9.3)	—	(9.3)
• Write-down IT logistics assets	(12.0)	3.6	(8.4)

	29.7	(7.7)	22.0
Closure and a sale of Consumer businesses
• Profit on sale of personal wash business	1.8	(0.5)	1.3
• Provision for closure of international sunscreens business	(12.7)	0.8	(11.9)

	(10.9)	0.3	(10.6)
Write-down of Hospital assets
• Provision for Loss on sale of hospitals divested to HSP	(32.3)	9.3	(23.0)
• Write-down of continuing hospital portfolio	(62.3)	10.8	(51.5)

	(94.6)	20.1	(74.5)
Write-down of Group IT Assets	(27.8)	8.3	(19.5)
Devolution costs	(11.6)	3.4	(8.2)

Net Significant Items	(115.2)	24.4	(90.8)

A number of significant items are included in the half-year result the net amount totalling approximately $90.8 million after tax. These significant items result from the strategic changes which Mayne has undertaken in the past six months to sharpen focus on its core businesses in hospitals, health services and pharmaceuticals with a less centralised management approach. Specifically the significant items include:

•

the net profit after tax and transaction costs arising from the sale of the logistics business of approximately $22 million. The net profit from the transaction is after writing off logistics related IT assets of approximately $8 million and the write-down of Mayne’s investment in Onelink;

•

the cessation of the international consumer sunscreens business has led to a write-down of approximately $11.9 million after tax which is offset in part by a $1.3 million net profit after tax arising from the sale of the consumer soaps business;

•

after tax write-down of hospital assets of approximately $74.5 million resulting from an asset review across the hospital portfolio. An amount of approximately $23 million after tax related to a specific provision created to recognise the write-off associated with the six hospitals divested to HSP. The sale of these hospitals is due to be completed during 2H03. An amount of approximately $51.5 million primarily related to a general impairment provision created to recognise that the carrying values of certain other hospitals within the portfolio should be reduced based upon a review of their alternative use value and/or gross non-discounted operating cash flow value measured in accordance with current Australian Accounting Standards;

•	an after tax write-down of group IT assets primarily relating to SAP software of approximately $19.5 million, largely as a result of the return to a less centralised group structure; and
•

additional costs of approximately $8.2 million after tax associated with this return to a less centralised group structure. These costs relate primarily to the Hospitals business and include Hospitals head office redundancy costs, the termination of the national hospitals food services contract and the termination of the centralised procurement process.

Information Compendium – December 2002

Discontinuing Businesses

($m)	1H02	2H02	1H03

EBIT	36.1	40.5	1.7
Allocated net interest expense	(1.6)	(1.8)	(4.3)
Allocated tax expense	(13.1)	(13.1)	(5.3)

NPAT – discontinuing businesses	21.4	25.6	(7.9)

Discontinued businesses, being logistics and the consumer businesses – international sunscreens and personal wash – contributed a net loss after tax of $7.9 million in the past six months. These businesses were all included for a full six-month period, with the exception of the Australian Express logistics which was sold in mid-November 2002. It is expected there will be some minor amounts earned from these businesses in 2H03 as the divestment of the remaining logisitics businesses was settled in early February 2003 and the sale of the personal wash business is expected to be completed during 2H03. Note, the six hospitals divested to HSP have not been classified as a discontinuing business as they represent assets that form part of a larger hospitals business.

Logistics

($m)	1H02	2H02	1H03

Revenue	631.1	614.3	585.0
EBIT	34.2	38.3	9.4

The logistics business performed below expectations in the past six months earning an EBIT of $9.4 million on revenues of $585.0 million. Whilst revenues taking into account the inclusion of the Australian Express business for only 4.5 months, were in-line with prior periods; the earnings result included a number of operational issues as well as non-operational issues which were primarily related to the sale process.

In comparing the EBIT of $9.4 million for the past six months to a pro-rated half-year split of the pro-forma 2003 EBIT, taking into account differences in goodwill amortisation, of $27 million per the Scheme Book dated 18 October 2002, a number of factors should be taken into account:

•

a simple pro-rata of the Scheme Book proforma does not take into account the logistics business, particularly the Australian Express business, expected to achieve a better second half result compared to the first half;

•	notwithstanding the performance of the logistics business was below expectations it was apportioned a similar share of Mayne corporate overhead on a basis consistent with prior periods;
•

the Australian Express business was sold in mid-November, just before its busiest six weeks of the year in the Christmas lead up period. Being a fixed cost distribution business, this had a significant impact on the business’ performance as Mayne did not experience the revenue benefit of this period;

Information Compendium – December 2002

•	the cost of collecting out the receivables of the Express business, which comprises a high number of low volume customers, continued to be incurred by Mayne after the business had been sold;
•	the Contract business, and to some extent Armaguard, continued to experience margin pressures;
•

higher than expected global fuel prices particularly in the latter months of the half, as a result of the Iraqi conflict, were experienced impacting margins across all the businesses with limited ability for recompense from customers; and

•	a strengthening in the Canadian dollar during the period, from levels assumed in the Scheme Book pro-froma, impacted $A earnings from the business.

Consumer – International sunscreens and personal wash

($m)	1H02	2H02	1H03

Revenue	12.9	26.4	15.8
EBIT	1.8	2.3	(7.7)

The discontinuing Consumer Health Products businesses incurred a net EBIT loss of $7.7 million in the past six months on lower sales of $15.8 million. The loss is primarily attributable to the international sunscreens business, with the personal wash business performing soundly. The international sunscreens business was impacted by significantly lower sales of the US Sea & Ski product than planned combined with launch marketing and distribution costs which continued into the early part of the past six-month period. It should be noted that this launch plan was developed and committed to pre-Mayne’s acquisition of Faulding. The relatively higher revenue in 2H02 reflects that period included the US summer stock build-up period, the related sales for which did not fully eventuate per the launch plan.

Information Compendium – December 2002

ASX Appendix 4B.